香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong





9th March 2007

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



07021904

SUPPL

Dear Sirs,

BEST AVA... ...OPY

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement (English and Chinese) on 2006 Annual results dated 8th March 2007

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

BEST AVAILABLE COPY

Lillian Wong
COMPANY SECRETARY

PROCESSED
MAR 22 2007
THOMSON
FINANCIAL

Enc.
LW/jh

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year.

Code on Corporate Governance Practices

With the exception that Non-executive Directors are not appointed for a specific term but retire by rotation once every three years, and the Chairman of the Board being unable to attend the Annual General Meeting held on 11th May 2006 as he was out of Hong Kong on business, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31st December 2006.

Book Closure

The register of members will be closed from Thursday, 3rd May 2007 to Thursday, 10th May 2007, both days inclusive. To qualify for the final dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 2nd May 2007.

Annual General Meeting

The Annual General Meeting of the Company will be held on 10th May 2007. Notice of the Annual General Meeting will be published in the newspapers and sent to shareholders in due course.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2006

	Note	2006 *HK$ million*	2005 *HK$ million*
Turnover	3	12,181	11,622
Direct costs		(4,083)	(4,038)
		8,098	7,584
Other revenue and net income		1,044	1,059
Other operating costs		(808)	(888)
Finance costs		(420)	(588)
Operating profit		7,914	7,167
Profit on disposal of interest in associates	4	—	1,560
Share of profits less losses of associates		229	1,050
Profit before taxation	5	8,143	9,777
Income tax:	6		
Current		(1,314)	(1,007)
Deferred		13	(208)
		(1,301)	(1,215)
Profit after taxation		6,842	8,562
Scheme of Control transfers From/(To):			
Development Fund		—	—
Rate Reduction Reserve		—	—
		—	—
Profit attributable to equity shareholders			
Local activities		6,173	5,508
Overseas activities		669	3,054
Profit for the year		6,842	8,562
Dividends payable to equity shareholders of the Company attributable to the year:	7		
Interim dividend paid during the year		1,238	1,238
Final dividends proposed after the balance sheet date			
Ordinary		2,710	2,156
Special		—	1,558
		3,948	4,952
Earnings per share — basic and diluted	8	$3.21	$4.01
Dividends per share	7		
Ordinary		$1.85	$1.59
Special		—	0.73
Total		$1.85	$2.32

CONSOLIDATED BALANCE SHEET AT 31ST DECEMBER 2006

	Note	2006 *HK$ million*	2005 *HK$ million*
Non-current assets			
Fixed assets			
— Property, plant and equipment		41,763	38,294
— Assets under construction		2,355	5,524
— Interests in leasehold land held for own use under operating leases		2,378	2,440
		46,496	46,258
Interest in associates		6,339	5,780
Other non-current financial assets		1,687	1,682
Derivative financial instruments		47	29
Deferred tax assets		1	14
Employee retirement benefit assets		578	170
		55,148	53,933
Current assets			
Inventories		484	445
Trade and other receivables	9	1,119	1,090
Fuel Clause Account		566	1,079
Cash and cash equivalents		10,462	4,561
		12,631	7,175
Current liabilities			
Trade and other payables	10	(1,095)	(1,068)
Bank overdrafts — unsecured		(4)	(8)
Current portion of bank loans and other borrowings		(1,089)	(354)
Current taxation		(551)	(220)
		(2,739)	(1,650)
Net current assets		9,892	5,525
Total assets less current liabilities		65,040	59,458
Non-current liabilities			
Interest-bearing borrowings		(13,594)	(10,209)
Deferred creditors and other payables		—	(52)
Derivative financial instruments		(1)	(287)
Customers' deposits		(1,537)	(1,508)
Deferred tax liabilities		(5,432)	(5,382)
Employee retirement benefit liabilities		(389)	(335)
		(20,955)	(17,773)
Rate Reduction Reserve		—	—
Development Fund		—	—
NET ASSETS		44,085	41,685
CAPITAL AND RESERVES			
Share capital		2,134	2,134
Reserves		41,951	39,551
Total equity attributable to equity shareholders of the Company		44,085	41,685

Notes to Annual Results

1. Review of Annual Results

The annual results have been reviewed by the Audit Committee.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31st December 2006 have been compared by the Company's auditors, KPMG, Certified Public Accountants, to the amounts set out in the Group's financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditors on this announcement.

2. Changes in Accounting Policies

The Hong Kong Institute of Certified Public Accountants has issued certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs") that are first effective or available for early adoption for the current accounting period of the Group.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period except for HK(IFRIC) 10, Interim Financial Reporting and Impairment, which is effective for accounting periods beginning on or after 1st November 2006.

(a) Estimated Effect of Changes in Accounting Policies for the Years Presented

The adoption of the new and revised HKFRSs in notes 2(b) and 2(c) did not have any financial impact on the consolidated financial statements for the years presented.

(b) Financial Guarantees Issued (Amendments to HKAS 39, Financial Instruments: Recognition and Measurement: Financial Guarantee Contracts)

In prior years, financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKAS 37, Provisions, Contingent Liabilities and Contingent Assets. No provisions were made in respect of these guarantees unless it was more likely than not that the guarantees would be called upon.

With effect from 1st January 2006, in order to comply with the amendments to HKAS 39 in respect of financial guarantee contracts, the Group has changed its accounting policy for financial guarantees issued. Under the new policy, financial guarantees issued are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that should be recognised in accordance with HKAS 37.

This change in accounting policy has no financial effect on the consolidated financial statements.

(Page 2)

(c) Reversal of Impairment Losses on Available-for-sale Equity Securities (HK(IFRIC) 10, Interim Financial Reporting and Impairment)

In prior years, impairment losses on available-for-sale equity securities recognised in the interim period were reversed through profit or loss in a subsequent interim period of the same year if no loss, or a smaller loss, would have been recognised had the impairment been assessed on a year-to-date basis.

In 2006, the Group has early adopted HK(IFRIC) 10. With effect from 1st January 2006, in accordance with HK(IFRIC) 10, the Group has changed its accounting policy relating to the reversal of impairment losses on available-for-sale equity financial instruments recognised in an interim period. Under the new policy, impairments reported in the interim period profit or loss will also be reported in profit or loss for the full financial year which includes that interim period, irrespective of whether conditions have improved at the year end balance sheet date.

The new accounting policy has been applied prospectively from the date the Group first applied HKAS 39 (i.e. 1st January 2005). This change in accounting policy has no financial effect on the consolidated financial statements.

3. Turnover and Segment Information

(a) Business Segments

For the year ended 31st December

HK$ million	Sales of Electricity 2006	2005	Infrastructure Investments 2006	2005	Unallocated & Other Items 2006	2005	Consolidated 2006	2005
Revenue								
Group turnover	12,139	11,575	—	—	42	47	12,181	11,622
Other revenue	26	47	78	—	216	110	320	157
Segment revenue	12,165	11,622	78	—	258	157	12,501	11,779
Result								
Segment result	7,347	6,713	78	—	185	70	7,610	6,853
Interest income	—	—	461	840	263	62	724	902
Finance costs	(186)	(128)	(234)	(460)	—	—	(420)	(588)
Operating profit	7,161	6,655	305	380	448	132	7,914	7,167
Profit on disposal of interest in associates	—	—	—	1,560	—	—	—	1,560
Share of profits less losses of associates	—	—	228	1,049	1	1	229	1,050
Profit before taxation	7,161	6,655	533	2,989	449	133	8,143	9,777
Income tax	(1,286)	(1,218)	(2)	(1)	(13)	4	(1,301)	(1,215)
Profit after taxation	5,875	5,437	531	2,988	436	137	6,842	8,562
Scheme of Control transfers	—	—	—	—	—	—	—	—
Profit attributable to equity shareholders	5,875	5,437	531	2,988	436	137	6,842	8,562

(b) Geographical Segments

For the year ended 31st December

HK$ million	Hong Kong 2006	2005	Australia 2006	2005	Unallocated & Other Items 2006	2005	Consolidated 2006	2005
Revenue								
Group turnover	12,166	11,607	—	—	15	15	12,181	11,622
Other revenue	65	53	78	—	177	104	320	157
Segment revenue	12,231	11,660	78	—	192	119	12,501	11,779
Result								
Segment result	7,394	6,787	82	13	134	53	7,610	6,853
Interest income	263	62	460	837	1	3	724	902
Finance costs	(186)	(128)	(234)	(460)	—	—	(420)	(588)
Operating profit	7,471	6,721	308	390	135	56	7,914	7,167
Profit on disposal of interest in associates	—	—	—	1,560	—	—	—	1,560
Share of profits less losses of associates	1	1	254	1,064	(26)	(15)	229	1,050
Profit before taxation	7,472	6,722	562	3,014	109	41	8,143	9,777
Income tax	(1,299)	(1,214)	(2)	—	—	(1)	(1,301)	(1,215)
Profit after taxation	6,173	5,508	560	3,014	109	40	6,842	8,562
Scheme of Control transfers	—	—	—	—	—	—	—	—
Profit attributable to equity shareholders	6,173	5,508	560	3,014	109	40	6,842	8,562

4. Profit on Disposal of Interest in Associates

Profit on disposal of interest in associates represented a profit on the disposal of an approximately 22.07% attributable interest in each of ETSA Utilities and CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. in 2005.

5. Profit before Taxation

Profit before taxation is shown after charging/(crediting):

	2006 *HK$ million*	2005 *HK$ million*
Depreciation	1,832	1,773
Amortisation of leasehold land	55	54
Fixed assets written off	21	21
Profit on disposal of unlisted available-for-sale equity securities	—	(21)
Net profit on disposal of fixed assets	(8)	(25)

File No. 82-4086

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)


港燈
HK Electric

2006 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

The year 2006 saw continued challenges for our electricity business in Hong Kong. Unit sales of electricity grew by only 0.2% in 2006 compared with 1.5% in 2005, maximum demand in 2006 was 2,597 MW (2,565 MW in 2005). Unit sales growth in 2006 was negatively impacted by a cooler than normal summer as well as the effect of various energy savings initiatives. Higher fuel costs continued to apply pressure on tariffs in 2006. These factors together with the fact that The Hongkong Electric Co., Ltd. (HEC) continued to charge lower electricity tariffs than it is entitled to do under the scheme of control in order to minimise tariff increases for its customers resulted in HEC earning less than the permitted return specified in the scheme of control for the fourth consecutive year. Reliability was however not compromised in 2006 and our customers continued to enjoy reliability in electricity supply of over 99.999%. This is a world class reliability level that is often taken for granted in Hong Kong however as was seen during the summer of 2006 it is a level of reliability not enjoyed elsewhere particularly in parts of North America and Europe. Maintaining this high standard of reliability which Hong Kong residents have come to expect and which Hong Kong as a leading financial centre has come to rely on continues to be our highest priority.

Outside of Hong Kong, the Group's international operations continued to perform well in 2006. Excluding extraordinary items and non-cash tax adjustments recorded in 2005 and the Group's lower attributable interest in the Australian electricity distribution businesses in 2006, the results for the Group's international operations in 2006 compared favourably with those achieved in 2005.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2006 was HK$6,842 million (2005: HK$8,562 million), a decrease of 20%. Earnings from the Group's Hong Kong operations were HK$6,173 million (2005: HK$5,508 million), the higher earnings in 2006 were primarily due to the lower HEC special subsidy and operating costs and lower Group financing costs. Earnings from the Group's international operations were HK$669 million (2005: HK$3,054 million). The lower international operations earnings in 2006 were primarily due to the exceptional gain of HK$1,560 million and non-cash tax adjustment of HK$648 million recorded in the international operations' results in 2005. In addition, the Group's interest in the Australian electricity businesses was reduced from 50% to 27.93% at the end of 2005.

Final Dividend

The Directors will recommend a final dividend of HK$1.27 per share, payable on 11th May 2007 to those persons registered as shareholders on 10th May 2007. This, together with the interim dividend of HK$0.58 per share, will give a total dividend of HK$1.85 per share for the year (2005: HK$1.59 per share total ordinary dividend and HK$0.73 per share special dividend totalling HK$2.32 per share).

Hong Kong Operations

With the commissioning of HEC's first gas fired combined cycle unit, Unit 9, in October 2006 the generating capacity of the Lamma Power Station increased from 3,420 MW to 3,755 MW. The addition of Unit 9 will enable HEC to reduce emissions from the Lamma Power Station through the increased use of gas and help to meet future electricity demand. The associated infrastructure for Unit 9 which is housed in the Lamma Power Station Extension and the 93km submarine gas pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen were completed on time enabling the commissioning of Unit 9 on schedule and within budget. Further emission reduction activity continued during the year at the Lamma Power Station with the awarding of contracts for the installation to two flue gas desulphurisation units. These new units are in addition to the three desulphurisation units already installed.

Lamma Winds, the wind turbine on Lamma Island and its associated exhibition centre has become a popular educational tool on renewable energy. From its official commissioning in February 2006 to the end of 2006, the wind turbine has generated approximately 700,000 kWh. The wind turbine, the first in Hong Kong, is our first venture into renewable energy. It is providing us with valuable information and experience in the operation of wind turbines which will benefit us as we evaluate our proposed 100 MW wind farm for which we are currently undertaking preliminary environment impact assessment work.

High coal prices continued to put pressure on fuel costs in 2006. In order to mitigate the impact of higher prices we continued to source and use a wide variety of coal during the year. Coal prices have remained high during the early part of 2007 notwithstanding the lower oil prices.

In 2006, the highest reliability rating since our reliability targets were first published in 1993 was achieved. A supply reliability rating of 99.999% has been consistently achieved since 1997. All of our pledged service standards were met in 2006 and a record number of commendations were received during the year for our customer service.

We continued to participate in environmental and community activities in 2006. The Smart Power and Green Lamma Green campaigns which are on-going projects aimed at promoting conservation and energy efficiency continued to be well received with high participation rates. In February 2006, we launched the Hongkong Electric Clean Energy Fund to coincide with the commissioning of Lamma Winds, our wind turbine on Lamma Island, in order to increase public awareness of renewable energy. We also continued to be active in the community with our 700 strong Hongkong Electric volunteers team.

International Operations

Our Australian electricity distribution businesses in South Australia and Victoria achieved good financial and operational performance in 2006 with the businesses exceeding financial targets. Revenue and demand in both the businesses increased in 2006.

Northern Gas Networks in which we have a 19.9% interest operates a gas distribution network in northern England. The results of Northern Gas were in line with our forecast with increased dividends being paid in 2006.

In Thailand, construction on the 1,400 MW gas fired power station in Ratchaburi province in which we have a 25% interest is well underway and commissioning of the power station is scheduled for 2008.

Future Development of the Electricity Market in Hong Kong

In 2006, the Hong Kong Government concluded its consultation process on the future development of the electricity market in Hong Kong. There was a general consensus arising from that consultation process that the existing scheme of control regulatory framework should be continued and that reliability and safety of supply were most important factors and should be the key consideration in the future development of the electricity market. We stated in our consultation submission that the existing scheme of control and the permitted return under that scheme have ensured that the necessary investment has been made in the generating capacity and transmission and distribution network to achieve the high degree of stability and reliability that we have in Hong Kong. We also stated that the return in any new regulatory arrangement must be sufficient to incentivise investment in Hong Kong's electricity infrastructure so as not to jeopardise the existing high level of quality and reliability of supply. Additionally, the period of any new regulatory arrangement must be sufficiently long bearing in mind the long term nature of investment in electricity infrastructure where asset lives often exceed 30 years. We also indicated that the Government must make clear its environmental policy for the future in order to enable us to undertake the necessary long term planning required to meet both emission and fuel supply requirements.

We have now commenced our discussions with the Government on the regulatory framework following the expiry of the scheme of control in 2008. Any post 2008 regulatory framework must recognise the investment made by our shareholders in Hong Kong's electricity infrastructure which has enabled Hong Kong to enjoy the high stability and reliability in electricity supply that it has today and also the vital interest of our customers in the continued security and reliability of electricity supply.

Outlook

In Hong Kong, we expect the trend of low sales growth in electricity to continue in 2007. High coal and natural gas prices are also expected to continue to put pressure on fuel costs. We will move forward with our emission reduction initiatives at the Lamma Power Station. Following the commissioning of Unit 9, gas is expected to fuel 15% of the electricity generated by the Lamma Power Station in 2007. Work is underway to retrofit two existing coal fired units with flue gas desulphurisation plants and low nitrogen oxide burners. Following completion of these works, which is scheduled for 2010, more than 90% of the electricity generated at the Lamma Power Station will be generated by gas and by coal fired units fitted with flue gas desulphurisers and low nitrogen oxide burners.

Internationally, we will continue to look for investment opportunities in order to increase earnings and to reduce the proportion of our earnings derived from the electricity operations in Hong Kong.

I would like to take this opportunity to thank the Board of Directors for their guidance during the year and the management and staff for their commitment and hard work in 2006.

Canning Fok Kin-ning
Chairman

Hong Kong, 8th March 2007

FINANCIAL REVIEW

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the year amounted to HK$2,305 million, which was primarily funded by cash from operations. Total external borrowings outstanding at the year end were HK$14,689 million (2005: HK$10,645 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$5,686 million (2005: HK$3,465 million) and available liquid funds of HK$10,462 million (2005: HK$4,561 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth. The Company's treasury policy is designed to manage the Group's currency, interest rate and counterparty risks.

During the year, advantage was taken of the liquidity in the bank loan and debt capital markets to secure new funding to refinance at a lower rate a portion of the Group's existing borrowings and to extend the maturity of the Group's debt profile.

In January 2006, Hong Kong Electric International Finance (Australia) Pty Limited, a wholly-owned Australian subsidiary, refinanced A$617 million bank borrowings extending the maturity of those borrowings to January 2011 on improved financial terms. In September, The Hongkong Electric Company, Limited ("Hongkong Electric") secured a seven-year HK$5 billion syndicated bank loan facility at an attractive rate for its corporate funding requirements. During the last quarter of 2006, Hongkong Electric, through its subsidiary, Hongkong Electric Finance Limited, issued a total of HK$900 million Hong Kong dollar bonds, comprising two tranches of 10-year notes of HK$500 million and HK$400 million at an annual interest rate of 4.55% and 4.32% respectively.

The Group's financial profile remained strong during the year. Standard and Poor's affirmed the A+ long term credit ratings of Hongkong Electric Holdings Limited ("HEH") and Hongkong Electric with a stable outlook in June 2006. As at 31st December 2006, the net debt of the Group was HK$4,227 million (2005: HK$6,084 million) with a net debt-to-equity ratio of 10% (2005: 15%).

The profile of the Group's external borrowings, after taking into account of currency and interest rate swaps was as follows:—

(1) 74% was denominated in Hong Kong dollars and 26% in Australian dollars;

(2) 77% were bank loans and 23% capital market instruments;

(3) 7% was repayable within 1 year, 65% was repayable between 2 to 5 years and 28% was repayable beyond 5 years;

(4) 44% was fixed rate and 56% was floating rate.

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings so as to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 31st December 2006, 44% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for Hongkong Electric. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 31st December 2006, over 99% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 31st December 2006 amounted to HK$5,306 million (2005: HK$10,210 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 31st December 2006 was HK$75 million (2005: HK$222 million).

Contingent Liabilities

The Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,563 million (2005: HK$5,002 million). Out of this amount, HK$5,257 million (2005: HK$4,781 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2005: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2006, excluding directors' emoluments, amounted to HK$887 million (2005: HK$889 million). As at 31st December 2006, the Group employed 1,931 (2005: 1,987) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

6. Income Tax

	2006 HK$ million	2005 HK$ million
Current Tax — Hong Kong Profits Tax		
Provision for the year	1,313	1,006
Current Tax — Overseas		
Provision for the year	1	1
	1,314	1,007
Deferred Tax		
Origination and reversal of temporary differences	(13)	208
	1,301	1,215

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2005: 17.5%) based on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the year.

7. Dividends

	2006 HK$ million	2005 HK$ million
Interim dividend declared and paid of 58 cents per ordinary share (2005: 58 cents per ordinary share)	1,238	1,238
Final dividends proposed after the balance sheet date of:		
Ordinary — $1.27 per ordinary share (2005: $1.01 per ordinary share)	2,710	2,156
Special — $nil per ordinary share (2005: $0.73 per ordinary share)	—	1,558
	3,948	4,952

The final dividends proposed after the balance sheet date are based on 2,134,261,654 ordinary shares (2005: 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8. Earnings per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$6,842 million (2005: HK$8,562 million) and 2,134,261,654 ordinary shares (2005: 2,134,261,654 ordinary shares) in issue throughout the year.

9. Trade and Other Receivables

	2006 HK$ million	2005 HK$ million
Derivative financial instruments	19	32
Debtors (see note (a) below)	1,100	1,058
	1,119	1,090
(a) Debtors' ageing is analysed as follows:		
Current or less than 1 month overdue	596	555
1 to 3 months overdue	29	28
More than 3 months overdue but less than 12 months overdue	10	10
Total trade debtors (see note (b) below)	635	593
Deposits, prepayments and other receivables	465	465
	1,100	1,058

(b) Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Trade and Other Payables

	2006 HK$ million	2005 HK$ million
Creditors (see note below)	1,090	1,042
Current portion of deferred creditors	—	22
Derivative financial instruments	5	4
	1,095	1,068
Creditors' ageing is analysed as follows:		
Due within 1 month or on demand	349	358
Due after 1 month but within 3 months	267	170
Due after 3 months but within 12 months	441	485
	1,057	1,013
Other payables	33	29
	1,090	1,042

Board Composition

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin-ning, Canning (Chairman), Mr. TSO Kai-sum (Group Managing Director), Mrs. CHOW WOO Mo-fong, Susan (also alternate to Mr. FOK Kin-ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing-lam, Mr. LEE Lan-yee, Francis, Mr. LI Tzar-kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi-tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup-yuen, Ewan.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.


港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（於香港註冊成立的有限公司）
（股份代號：006）

二零零六年全年業績

董事局主席報告

[illegible]

[illegible]

業績

集團截至二零零六年十二月三十一日止年度經審核股東應佔綜合淨溢利為港幣六十八億四千二百萬元，減少百分之二十（二零零五年：港幣八十五億六千二百萬元）。集團在香港業務的溢利為港幣六十一億七千三百萬元（二零零五年：港幣五十五億零八百萬元）。有關溢利較上年為高，主要是由於港燈調低給予客戶的特別折扣，以及較低的營運成本和集團財務成本所致。集團來自國際業務的溢利為港幣六億六千九百萬元（二零零五年：港幣……）

[illegible]

經審核綜合損益表
截至二零零六年十二月三十一日止年度

	附註	2006 港幣百萬元	2005 港幣百萬元
營業額	三	12,181	11,622
直接成本		(4,083)	(4,038)
		8,098	7,584
其他收入及收益淨額		1,044	1,059
其他營運成本		(808)	(888)
財務成本		(420)	(588)
經營溢利		7,914	7,167
出售聯營公司權益盈利	四	—	1,560
應佔聯營公司溢利減虧損		229	1,050
除稅前溢利	五	8,143	9,777
所得稅：	六		
本期稅項		(1,314)	(1,007)
遞延稅項		13	(208)
		(1,301)	(1,215)
除稅後溢利		6,842	8,562
管制計劃調撥			
撥自／（入）：			
發展基金		—	—
減費儲備		—	—
		—	—
股東應佔溢利			
香港業務		6,173	5,508
海外業務		669	3,054
本年度溢利		6,842	8,562
應付予本公司股東之本年度股息：	七		
年內已宣派股息		1,238	1,238
結算日後建議分派末期股息			
普通		2,710	2,156
特別		—	1,558
		3,948	4,952
每股溢利－基本及攤薄	八	3.21元	4.01元
每股股息	七		
普通		1.85元	1.59元
特別		—元	0.73元
總額		1.85元	2.32元

綜合資產負債表
於二零零六年十二月三十一日

	附註	2006 港幣百萬元	2005 港幣百萬元
非流動資產			
固定資產			
－物業、廠房及設備		[illegible]	38,294
－在建中資產		2,355	5,524
－根據經營租賃持作自用之租約土地權益		2,378	2,440
		46,496	46,258
聯營公司權益		6,379	5,780
其他非流動財務資產		1,487	1,682
衍生金融工具		47	29
遞延稅項資產		[illegible]	14
僱員退休福利資產		578	170
		55,148	53,933
流動資產			
存貨		484	445
應收賬款及其他應收賬項	九	1,119	1,090
[illegible]	[illegible]	[illegible]	[illegible]
現金及現金等值		10,462	4,561
		12,631	7,175
流動負債			
應付賬款及其他應付賬項	十	[illegible]	(1,068)
銀行透支－無抵押		[illegible]	(8)
銀行貸款及其他貸款流動部分		(1,089)	(354)
本期稅項		(551)	(220)
		(2,739)	(1,650)
流動資產淨額		9,892	5,525
總資產減流動負債		65,040	59,458
非流動負債			
計息貸款		(13,596)	(10,209)
遞延應付賬項及其他應付賬項		—	(52)
衍生金融工具		(1)	(287)
客戶按金		(1,537)	(1,508)
遞延稅項負債		[illegible]	(5,382)
僱員退休福利負債		(389)	(335)
		(20,955)	(17,773)
減費儲備		—	—
發展基金		—	—
資產淨值		44,085	41,685
資本及儲備			
股本		2,134	2,134
儲備		41,951	39,551
本公司股東應佔之股本和儲備總額		44,085	41,685

年度業績附註

一、審閱年度業績

審計委員會已審閱本年度業績。

[illegible]

END